Metrospaces, Inc.
888 Brickell Key Dr., Unit 1102
Miami, FL 33131
Phone: (305) 600-0407

VIA ELECTRONIC EDGAR FILING

August 6, 2014

Jeffrey P. Riedler, Esq.
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Metrospaces, Inc.
File No. 001-36220
Preliminary Schedule 14C Information Statement – Amendment No. 1

Dear Mr. Riedler:

We have electronically filed Amendment No. 1 to the referenced Information Statement. Below are responses to the comment set forth in your letter dated July 31, 2014, addressed to me.

Comment:

1.	We note your disclosure that shares of your common stock available for issuance will increase following the reverse stock split. Please expand your disclosure to describe any specific plans, intentions, arrangements or understandings, whether written or oral, to issue any of the shares that will be newly available as a result of the reverse stock split. If you have no such plans, intentions, arrangements or understandings, please revise your disclosure to so state.

Response:

We have responded to the comment by adding the suggested language on page 3 of the Information Statement.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that the Staff advise us that our response is satisfactory so that we may proceed with the distribution of the Information Statement.

Sincerely yours,

METROSPACES, INC.

By: /s/ Oscar Brito

President